Mail Stop 3561

October 29, 2009

Mr. Bernard Stolar
Chief Executive Officer
Get Fugu, Inc.
600 Townsend Street, Suite 129E
San Fransisco, CA 94103

      Re: **Get Fugu, Inc.**
                Form 10-K for the year ended December 31, 2008
                Filed April 15, 2009, and
                Form 10-Q for the quarter ended March 31, 2009
                Filed May 20, 2009
                File No. 333-143845

Dear Mr. Stolar:

We have completed our review of your Form 10-K and Form 10-Q noted above and do not, at this time, have any further comments.

           Sincerely,

           Linda Cvrkel
           Branch Chief